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                            April 14, 2023

       Thomas Tam
       Chief Executive Officer
       Solowin Holdings, Ltd.
       Room 1910-1912A, Tower 3
       China Hong Kong City
       33 Canton Road
       Tsim Sha Tsui, Kowloon
       Hong Kong

                                                        Re: Solowin Holdings,
Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted March 29,
2023
                                                            CIK No. 0001959224

       Dear Thomas Tam:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 filed March 29, 2023

       Prospectus Cover Page, page i

   1. We note your response to comment 1 and reissue in part. Please revise here, and in the prospectus summary and
risk factors, to clarify that the legal and operational risks associated with
operations in China may also apply to your operations in Hong Kong, should recent
statements and regulatory actions by China   s government apply to you in
                                                        the future.
 Thomas Tam
Solowin Holdings, Ltd.
April 14, 2023
Page 2
Commonly Used Defined Terms, page ii

2. We note your response to comment 2 and reissue. We further note that (i) this document
      continues to contain references to    we,       us,       our,    "the
Company" and    our
      company    throughout and (ii) your disclosure on page i indicates that
terms such as    we,
         us,       our   , "the Company" and    our company    may refer to
Solowin Holdings and its
      subsidiary, Solomon JZ, as a whole or may refer to just Solomon JZ, where disclosures pertain to business operations. Please refrain from using terms such as
 we,       us,       our,
         our company,    and    our business    when describing activities or
functions of the
      operating subsidiary. Please revise disclosures throughout the document as necessary to provide distinct references for the holding company, subsidiary, and other entities so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
       You may contact Shannon Davis at (202) 551-6687 or John Spitz at (202) 551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Susan Block at (202) 551-3210 with any other questions.



                                                             Sincerely,
FirstName LastNameThomas Tam
                                                             Division of
Corporation Finance
Comapany NameSolowin Holdings, Ltd.
                                                             Office of Finance
April 14, 2023 Page 2
cc:       Kevin Sun
FirstName LastName